UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081
(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company is Martek Biosciences Corporation, a Delaware corporation ("Martek" or the "Company"). The address of the principal executive offices of the Company is 6480 Dobbin Road, Columbia, Maryland 21045, and the Company's telephone number is (410) 740-0081.

        (b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule") relates is the common stock, par value $0.10 per share, of the Company (the "Common Stock"). As of the close of business on January 10, 2011, there were 33,532,053 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is the person filing this Schedule. The name, business address and business telephone number of the Company are set forth in Item 1(a) above. The Company's website address is www.martek.com. The information on the Company's website should not be considered a part of this Schedule.

        (d)    Tender Offer.    This Schedule relates to the tender offer by Greenback Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("Parent" or "DSM"), disclosed in the Tender Offer Statement on Schedule TO filed by DSM and Purchaser with the Securities and Exchange Commission ("SEC") on January 13, 2011 (as amended or supplemented from time to time and together with the exhibits thereto, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $31.50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The consideration offered per share of Common Stock, together with all the terms and conditions of the Purchaser's tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time in accordance with the terms and conditions of the Merger Agreement (as defined below), is referred to in this Schedule as the "Offer." The Offer to Purchase and the Letter of Transmittal are being mailed together with this Schedule and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 20, 2010 (as such agreement may be amended from time to time, the "Merger Agreement"), among DSM, Purchaser and Martek. There is no financing condition to the Offer. Purchaser's obligation to accept for payment and pay for the shares of Common Stock tendered in the Offer is subject to the valid tender of shares of Common Stock representing at least a majority of the issued and outstanding shares of Common Stock on a fully diluted basis. The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into Martek (the "Merger"), and Martek will continue as the surviving corporation and an indirect, wholly-owned subsidiary of DSM (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each share of Common Stock (other than shares held in the treasury of Martek or owned by DSM or any subsidiary of DSM or Martek, or held by stockholders who properly demand and perfect appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"). Following the Effective Time, Martek will continue as an indirect wholly-

owned subsidiary of DSM. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

        As part of the Merger Agreement, Martek granted to Purchaser an irrevocable option (the "Top-Up Option") to purchase the lowest number of newly issued shares of Common Stock that, when added to the number of shares of Common Stock owned by DSM and Purchaser, constitutes one share more than 90% of the number of shares of Common Stock outstanding on a fully-diluted basis after such exercise. The exercise price for each share of Common Stock in the Top-Up Option is equal to the Offer Price. The number of shares of Common Stock subject to the Top-Up Option is limited to the aggregate of the number of shares of Common Stock held as treasury shares by the Company and the number of shares of Common Stock authorized and not issued and outstanding or otherwise reserved for issuance. If the Top-Up Option is exercised by Purchaser, Purchaser is required, subject to the terms and conditions of the Merger Agreement, to effect a short-form merger under the DGCL.

        As set forth in the Schedule TO, the address of the principal executive office of DSM is Het Overloon 1, 6411 TE Heerlen, the Netherlands, and its telephone number is +31 (0) 45 578 8111, and the address of the principal executive office of Purchaser is 45 Waterview Blvd., Parsippany, NJ 07054, and its telephone number is (973) 257-8300.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule, as of the date of this Schedule, to the knowledge of the Company, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates; or (ii) DSM or Purchaser or their respective executive officers, directors or affiliates.

        Certain executive officers and directors of the Company have interests in the Offer and Merger that are described below, which may present them with certain potential conflicts of interest.

Arrangements between Martek and its Executive Officers, Directors or Affiliates.

        Martek's executive officers and members of its board of directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company's stockholders generally. These interests may create potential conflicts of interest. The Martek board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Payments for Common Stock and Equity Incentive Awards in the Offer and Merger

  Consideration for shares of Common Stock Beneficially Owned

        If the Company's directors and executive officers tender any shares of Common Stock that they own for purchase pursuant to the Offer, they would receive for those shares of Common Stock the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 31, 2010, the Company's directors and executive officers beneficially owned 607,775 shares of Common Stock in the aggregate (excluding shares of Common Stock issuable upon exercise of outstanding options described below and 253,598 shares of Common Stock issuable in connection with the vesting of restricted stock units described below). If the directors and executive officers were to tender all of those shares of Common Stock for purchase pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $19,144,967 in cash, for the shares tendered. Shares of Common Stock that are beneficially owned generally includes shares of Common Stock that a stockholder has the power to vote or the power to transfer and includes shares of Common Stock that a stockholder has the right to acquire within 60 days, provided, however, that for purposes of the amounts shown in the table below with respect to the Company's directors and executive officers, beneficial ownership amounts do not include shares of Common Stock that a stockholder has a right to acquire within 60 days pursuant to options to purchase Common Stock that are either exercisable or will become exercisable within 60 days or the vesting and settlement of restricted stock units that will vest and be settled within 60 days.

  Treatment of Options and Restricted Stock Units

        Pursuant to the Merger Agreement and consistent with the terms of the equity incentive plans of the Company, all unexercised options to purchase shares of Common Stock granted under any equity incentive plan of the Company (an "Option") that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled at the Effective Time. In exchange for such cancellation, the holders of such Options, including the Company's directors and executive officers, will receive, with respect to each Option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option multiplied by (b) the number of shares subject to such Option (the "Option Spread Value").

        Pursuant to the Merger Agreement and consistent with the terms of the equity incentive plans of the Company, all restricted stock units (each an "RSU") granted under any equity incentive plan of the Company that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be settled for shares of Common Stock, with the right to receive the Merger Consideration, immediately prior to the Effective Time.

        As of January 10, 2011, the Company's directors and executive officers held in the aggregate Options to purchase 745,056 shares of Common Stock, with exercise prices ranging from $11.84 to $61.15 and an aggregate weighted average exercise price of $42.72 per share of Common Stock (including Options to acquire shares of Common Stock that otherwise would not have been exercisable). All Options held by directors and executive officers are fully vested. The Company's directors and executive officers also held an aggregate of 253,598 RSUs representing the right to receive an equal number of shares of Common Stock upon vesting and settlement.

        The table below sets forth, as of January 10, 2011, for each executive officer and director:

  •
  the number of shares of Common Stock beneficially owned by the executive officer or director and the value of those shares assuming they are tendered in the Offer;

  •
  the "Option Spread Value," which is an amount in cash equal to the aggregate of the Option Spread Value for all Options held by the executive officer or director;

  •
  the value of the RSUs held by the executive officer or director calculated by multiplying the number of RSUs by the Merger Consideration; and

  •
  the total of the values of the shares beneficially owned, the Option Spread Value and the value of the RSUs.

Name	Number of Shares Beneficially Owned(1)		Value of Shares Beneficially Owned	Option Spread Value(2)	Value of RSUs(3)	Total
Steve Dubin	32,462		$1,022,553	$363,728	$1,645,781	$3,032,062
David M. Abramson	11,134		$350,721	$—	$1,274,742	$1,625,463
Peter L. Buzy	26,718		$841,646	$1,120,425	$1,274,742	$3,236,813
Peter A. Nitze	11,054		$348,201	$—	$1,274,742	$1,622,943
David M. Feitel	6,979		$219,863	$3,200	$1,004,251	$1,227,314
Barney B. Easterling	19,042		$599,823	$—	$716,184	$1,316,007
James R. Beery	8,456		$266,364	$—	$79,790	$346,154
Harry D'Andrea	9,574		$301,581	$—	$79,790	$381,371
Michael G. Devine	5,270		$166,005	$—	$79,790	$245,795
Robert J. Flanagan	351,284	(4)	$11,065,446	$127,300	$79,790	$11,272,536
Polly B. Kawalek	9,456		$297,864	$—	$79,790	$377,654
Jerome C. Keller	11,456		$360,864	$123,550	$79,790	$564,204
Douglas J. MacMaster	25,273		$796,100	$353,513	$79,790	$1,229,403
Robert H. Mayer	7,362		$231,903	$—	$79,790	$311,693
David Pernock	2,449		$77,144	$—	$79,790	$156,934
Eugene H. Rotberg	69,806	(5)	$2,198,889	$353,513	$79,790	$2,632,192

Directors and Executive Officers (as a group)	607,775		$19,144,967	$2,445,229	$7,998,342	$29,578,538

(1)
The shares of Common Stock that are indicated in this table as beneficially owned do not include shares of Common Stock that the executive officer or director has the right to acquire within 60 days as a result of Options that are either exercisable or will become exercisable within 60 days or shares issuable under RSUs that will vest and be settled within 60 days.

(2)
Any vested or unvested options that have an exercise price that equals or exceeds the Offer Price will be cancelled at the Effective Time.

(3)
Pursuant to the Merger Agreement, all RSUs will be settled for shares of Common Stock immediately prior to the consummation of the Merger and will have the right to receive the Merger Consideration.

(4)
Includes 332,609 shares owned by CNF Investments, LLC, of which Mr. Flanagan is a manager and member, and 10,000 shares owned by Flanagan Family Limited Partnership, of which Mr. Flanagan is a general partner.

(5)
Includes 7,300 shares owned by the Rotberg/Comens/Booth Charitable Foundation and 7,300 shares owned by the Rotberg/Comens/Bray Charitable Foundation, of which Mr. Rotberg shares voting and dispositive powers with members of his family.

  Employment Agreements

        The Company has entered into an employment agreement ("Employment Agreement") with each of Steve Dubin, Chief Executive Officer, David M. Abramson, President, Peter L. Buzy, Chief Financial Officer, Treasurer and Executive Vice President, Peter A. Nitze, Executive Vice President and Chief Operating Officer, David M. Feitel, Executive Vice President and General Counsel and Barney B. Easterling, Senior Vice President, Manufacturing, who together comprise the Company's executive officers. Other than the differences relating to each of these officer's title and base salary, the Employment Agreements for each of the executive officers are identical.

        The Employment Agreements provide that if, within 12 months following a "change of control" (as defined in the Employment Agreements and summarized below), the executive is terminated without "cause" or for "good reason" (which are collectively referred to as a "Qualifying Termination"), the executive is entitled to:

  •
  a severance payment equal to the sum of (i) 24 months of his then-existing base salary and (ii) an amount equal to the full amount of any "target" bonus to which the executive was entitled during the year of termination of employment;

  •
  reimbursement equal to 18 months of continued health and dental COBRA coverage; and

  •
  reimbursement of up to one year of outplacement services.

        The Employment Agreements also provide that the executive officer is entitled to a "tax gross-up" provision in the event that payments pursuant to the Employment Agreement or otherwise would trigger any excise tax due under Sections 4999 of the Internal Revenue Code of 1986 (the "Code"). Sections 280G and 4999 of the Code provide that if "parachute payments" (compensatory payments contingent on a change in control) made to a covered individual equal or exceed three times such individual's "base amount" (average annual compensation over the five taxable years preceding the taxable year in which the change in control occurs), the excess of such parachute payments over such individual's base amount, reduced by an allocable portion of any amount that is established by clear and convincing evidence to be reasonable compensation for services rendered prior to the change in control, will be subject to a 20% excise tax and cannot be deducted by the Company. However, if after taking into account the amounts paid to an executive pursuant to the Employment Agreement or otherwise, including the gross-up payment, the executive would not receive a net after-tax benefit of at least $50,000 as compared to the net after-tax proceeds to the executive that would result from an elimination of the gross-up payment and a reduction of the amounts paid to the executive to an amount such that the receipt of those payments would not give rise to any excise tax (a "reduced payment amount"), then no gross-up payment will be made to the executive and the amounts paid to the executive, in the aggregate, will be reduced to the reduced payment amount.

        Under the Employment Agreements, "change in control" is generally defined to include:

  •
  the acquisition by an individual, entity or group of 20% or more of the voting power of Martek;

  •
  a change in the majority of the incumbent membership of the Martek board of directors;

  •
  consummation of a reorganization, merger, consolidation, liquidation or dissolution; or

  •
  approval by the stockholders of the complete liquidation or dissolution of the Company.

The acceptance for payment of the shares of Common Stock in the Offer, assuming satisfaction and not waiver of the minimum tender condition, will constitute a "change in control" for purposes of the Employment Agreements.

        Under the Employment Agreements, "cause" is defined to include the executive's:

  •
  intentional misconduct or gross negligence in the exercise of his duties;

  •
  commission of theft, forgery, fraud, misappropriation, embezzlement or any other act of material misconduct against Martek;

  •
  violation of his fiduciary duties to Martek;

  •
  conviction of, or entering of a guilty plea or plea of no contest to, a felony or any other crime involving moral turpitude;

  •
  inability to competently perform his duties due to substantial dependence on alcohol or any controlled substance;

  •
  engaging in an act that results in substantial injury to the reputation, business or business relationships of Martek or subjected or would subject Martek to public ridicule or embarrassment;

  •
  violation of a material provision of the Employment Agreement; or

  •
  failure to adequately perform the material duties of his position.

        Under the Employment Agreements, "good reason" is defined to include:

  •
  a material reduction in the nature or scope of the executive's duties, without the executive's consent;

  •
  Martek's violation of a material provision of the Employment Agreement;

  •
  a reduction of the executive's base salary (as set forth in the Employment Agreement), without the executive's consent;

  •
  Martek's becoming a division or subsidiary of another entity, where the executive's duties are at the divisional or subsidiary level rather than parent; or

  •
  Martek's relocation of its principal office by more than 50 miles, or following a "change in control," 25 miles.

Under the Employment Agreements, "good reason" shall not exist unless and until the executive provides the Company written notice of the acts alleged to constitute "good reason" and the Company fails to cure such acts within thirty (30) days of receipt of such notice.

        The table below sets forth, as of January 10, 2011, the estimated amounts that would be payable to the Company's executive officers pursuant to the terms of their Employment Agreements assuming the executives receive payments pursuant to the Employment Agreements because they experience a "Qualifying Termination." The payments in the table below exclude any amounts earned and owed to the executive for services rendered through the date of the Qualifying Termination, such as salary earned to date, unreimbursed expenses or benefits generally available to all employees of Martek on a non-discriminatory basis (e.g., accrued but unused "paid time off").

Executive's Name	Aggregate Severance(1)		Welfare Benefits Continuation	Outplacement Services	Excise Tax Gross-up Payment	Total
Steve Dubin	$1,893,324		$17,064	$10,000	—	$1,920,388
David M. Abramson	$1,466,466		$—	$10,000	—	$1,476,466
Peter L. Buzy	$1,466,466		$27,882	$10,000	—	$1,504,348
Peter A. Nitze	$1,466,466		$27,342	$10,000	—	$1,503,808
David M. Feitel	$1,412,451	(2)	$27,630	$10,000	—	$1,450,081	(2)
Barney B. Easterling	$1,235,826		$26,802	$10,000	—	$1,272,628

(1)
The aggregate severance payment is equal to the sum of (i) 24 months of the executive's then-existing base salary and (ii) an amount equal to the full amount of any "target" bonus to which the executive was entitled during the year of termination of employment.

(2)
Pursuant to the terms of Mr. Feitel's Employment Agreement, this amount has been reduced by $54,015 to avoid triggering any excise tax gross-up payments.

        The foregoing summary is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference and the Employment Agreements between the Company and each of Peter L. Buzy, Steve Dubin,

Peter A. Nitze, David M. Abramson, David M. Feitel and Barney B. Easterling, which are filed as Exhibits (e)(5) through (e)(10) to this Schedule and are incorporated in this Schedule by reference.

        The compensation committee of the Martek board of directors approved and ratified the Employment Agreements, the treatment of Options and RSUs under the Merger Agreement and certain other employment compensation, severance or other benefits arrangements to stockholders of the Company who are also service providers to the Company for the purpose of the non-exclusive safe-harbor of Rule 14d-10(d) under the Exchange Act.

  Indemnification of Executive Officers and Directors

        Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation also may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any (1) transaction from which the director derives an improper personal benefit; (2) act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (3) unlawful payment of dividends or redemption of shares; or (4) breach of a director's duty of loyalty to the corporation or its stockholders.

        The Company's Revised Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for indemnification of the Company's directors and limitation of liability to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity agreements with each of its directors and executive officers, to among other things, provide them with the maximum indemnification allowed under applicable law, including to the extent permitted by applicable law, indemnification for expenses, judgments, fines and amounts paid as a result of any lawsuit in which such person is named as a defendant by reason of being a director, officer, employee or agent of the

Company. This description of the indemnification agreements is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto and incorporated herein by reference.

        The Merger Agreement requires DSM and the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

        Pursuant to the Merger Agreement DSM has agreed that, for a period of six years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the current and former directors and officers of the Company and its subsidiaries, and certain other employees and fiduciaries, as those contained in the Certificate of Incorporation and the Company Bylaws in effect on the date of the Merger Agreement.

        In addition, pursuant to the Merger Agreement, for a period of six years after the Effective Time, the Surviving Corporation shall maintain all existing directors' and officers' liability policies with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, however, that the Surviving Corporation may substitute the existing policies with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors' and officers' liability policies, provided that the Surviving Corporation is not required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the "Maximum Amount"), and provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation will procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. The Company may also elect to purchase a six-year prepaid "tail" policy for such coverage for a cost not to exceed the Maximum Amount.

Arrangements with Purchaser and DSM

        The following is a discussion of all agreements, understandings and any actual or potential conflicts of interest between the Company and Purchaser or DSM relating to the Offer that are known to the Company.

  The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in sections 1, 2, 3, 4 and 13 of the Offer to Purchase are incorporated in this Schedule by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

        The Merger Agreement governs the contractual rights between the Company, DSM and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or DSM in the Company's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or DSM. For example, the assertions embodied in representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Martek, DSM and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from that generally applicable to public disclosures made to stockholders or may have been used for purposes of allocating risk among Martek, DSM and Purchaser rather than establishing matters as facts.

  Appointment of Directors

        The Merger Agreement provides that upon the first acceptance by Purchaser of payment for any shares of Common Stock tendered pursuant to the Offer (the "Acceptance Time"), and at all times thereafter as DSM beneficially owns at least a majority of the outstanding shares of Common Stock, DSM will be entitled to designate a number of the Company's directors, rounded up to the next whole number, equal to the product of the total number of directors on the Company's board of directors (including the DSM designees) multiplied by the percentage that the number of shares of Common Stock beneficially owned by DSM, Purchaser and any of DSM's other subsidiaries bears to the total number of outstanding shares of Common Stock, provided that until the Effective Time there must continue to be two directors who are not Company officers and were serving as directors of the Company on the date of the Merger Agreement. Under the terms of the Merger Agreement, the Company will promptly take all necessary action to effect the appointment of the DSM director designees to the Martek board of directors. The Martek board of directors, upon DSM's request following the Acceptance Time, and at all times thereafter, will cause the number of DSM's designees (rounded up to the next whole number) to constitute the same percentage of each committee of the Martek board of directors as the DSM designees constitute on the Martek board of directors, to the extent permitted by applicable law and the rules of The NASDAQ Stock Market.

        The foregoing summary concerning representation on the Martek board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

  The Confidentiality Agreement

        In connection with discussions about strategic business opportunities as part of the process that led to the execution of the Merger Agreement, Martek and DSM entered into a Mutual Confidentiality Agreement on December 8, 2009 and amended on December 7, 2010 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, DSM agreed, among other things, to use such confidential information solely for the purpose of evaluating strategic business opportunities between the Company and DSM. The Confidentiality Agreement also contained a customary "standstill" agreement that is no longer in effect.

        The preceding summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, as amended, which has been filed as Exhibit (e)(3) to this Schedule and is incorporated in this Schedule by reference.

  First Amended and Restated ARA Alliance, Purchase, and Production Agreement

        On July 13, 2009, DSM Food Specialties B.V. ("DSM Food Specialties"), an affiliate of DSM, and Martek entered into the First Amended and Restated ARA Alliance, Purchase, and Production Agreement (the "Restated ARA Agreement"). The Restated ARA Agreement amended and restated the long-term supply agreement originally entered into by DSM Food Specialties and Martek in 2004, which itself replaced a 10-year supply agreement entered into by Martek and a predecessor to DSM Food Specialties in 1996. The Restated ARA Agreement establishes the commercial terms between the parties related to the cross-licensing, purchase, supply and production arrangements related to arachidonic acid ("ARA"), a long-chain fatty acid that Martek sells as an infant formula ingredient. The Restated ARA Agreement extended the original supply term through December 31, 2023 and amended, consolidated and restated all existing agreements between the two parties. Among other things, the Restated ARA Agreement established ARA pricing for calendar years 2009 through 2014. For the establishment of the 2009 through 2014 ARA pricing and related contractual provisions, Martek paid DSM approximately $11.0 million. While, subject to certain limited exceptions, Martek is committed to purchasing all of its ARA requirements from DSM through the term of the Restated ARA Agreement, the Restated ARA Agreement also sets minimum ARA purchase quantities for Martek in calendar year 2011. Martek's purchases from DSM in fiscal years 2009 and 2010 totalled $182.1 million. The value of the minimum purchase requirements for calendar year 2011 is approximately $87-88 million. These minimum purchase quantities approximate the amounts expected to be consumed by Martek in the normal course of business during 2011. The preceding summary of the Restated ARA Agreement does not purport to be complete and is qualified in its entirety by reference to the Restated ARA Agreement, which has been filed as Exhibit (e)(4) to this Schedule and is incorporated in this Schedule by reference.

Item 4.    The Solicitation or Recommendation.

(a) Recommendation.

        The Martek board of directors unanimously recommends that you accept the Offer and tender your shares of Common Stock into the Offer. At a meeting held on December 20, 2010, the Martek board of directors, among other things, unanimously:

  (i)
  determined that the Merger Agreement, the Offer (and the acquisition of shares of Common Stock pursuant to the Offer), the Merger, the Top-Up Option (and the issuance of shares of Common Stock pursuant to the Top-Up Option) and the other transactions contemplated thereby, are advisable, fair to and in the best interests of the Company and its stockholders;

  (ii)
  approved the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger;

  (iii)
  authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger; and

  (iv)
  recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer and, to the extent required by applicable law, vote to approve and adopt the Merger Agreement.

(b) Reasons for the Recommendation

  Background

        Martek's board of directors has for many years conducted a periodic, regular review of the strategic position of the Company, and has from time to time consulted with the Company's management and legal and financial advisors to assist in such reviews.

        DSM and a predecessor firm have had a relationship with Martek since 1994 as a supplier of ARA, one of the key nutritional ingredients in Martek's infant formula product. DSM Food Specialties, a subsidiary of DSM, is involved in the production and supply of ARA. As described above, the parties have entered into long-term supply agreements regarding that ingredient in the past, with the most recent amendment and restatement of the agreements between the parties occurring in July 2009. From time to time, conversations have occurred at various levels at the respective companies about closer strategic alliances/partnerships and possible other business transactions.

        Following the July 2009 amendment to the supply agreement, Steve Dubin, Martek's Chief Executive Officer, had conversations with representatives of DSM, particularly with Alexander Wessels, DSM Food Specialties Business Group Director, about the potential benefits of a closer strategic relationship between the two companies. Specifically, they discussed the conditions likely to be faced in the future in the infant formula ingredient business, and the possibility of closer collaboration between the parties that might include, among other possibilities, joint ventures or acquisitions of product lines or production capabilities. In November 2009, representatives of Martek's Corporate Development group held meetings with representatives of DSM to discuss these possibilities in greater depth. On December 8, 2009, Martek entered into a mutual confidentiality agreement with DSM in connection with the sharing of confidential information. The confidentiality agreement also contained a standstill provision.

        In January 2010, Messrs. Dubin, Abramson and Nitze met with DSM representatives in Basel, Switzerland to discuss ways in which the companies could collaborate more closely and strategic business opportunities the companies could consider. Further discussions were held over the months that followed, including discussions related to the Company's infant formula business. Limited confidential information regarding the Company's infant formula business was provided to DSM. During this time, discussions also were held regarding a potential transaction regarding that business and other matters with another company, which we refer to in this Schedule as Party A, but the discussions with Party A did not proceed further.

        During the summer of 2010, discussions with DSM regarding potential strategic business opportunities continued intermittently. These discussions, however, were not focused on a transaction involving the entire Company.

        Beginning in 2008, a private equity firm, which we refer to in this Schedule as Party B, contacted the Company from time to time regarding Party B's interest in making expanded investments in companies involved in the production of Omega 3 fatty acids. In-depth discussions between Party B and the Company did not occur until the fall of 2010.

        In June 2010, Martek's Chairman, Robert Flanagan, discussed with Mr. Dubin and other members of the board of directors the possibility of engaging Allen & Company LLC ("Allen & Co.") as financial advisor to assist the board of directors in its ongoing strategic review process, including its consideration of the interest recently expressed by Party B and DSM. The Martek board of directors was informed that Allen & Co. had no prior relationship with the Company.

        In July 2010, the Company was approached by another private equity firm, which we refer to in this Schedule as Party C, regarding possible transactions, including whether the Company was interested in pursuing transactions jointly with that private equity firm. Discussions with Party C did not occur in depth at that time. The Martek board of directors had an informal telephone conference in late July 2010. During the call, Mr. Dubin briefed the board of directors on the status of the contacts to date, and the board of directors again discussed the possibility of engaging Allen & Co.

        In August 2010, Mr. Dubin contacted another private equity firm focused on the life sciences industry, which we refer to in this Schedule as Party D, to discuss a possible joint venture or similar structure for the financing of the Company's pharmaceutical business. In the course of those discussions Party D stated an interest in exploring a "going private" transaction with the Company. Party D also stated that another larger private equity firm, which we refer to in this Schedule as Party E, would partner with Party D if such a transaction were pursued. Mr. Dubin declined to discuss a "going private" transaction with Party D at that time. Mr. Dubin kept the board of directors apprised of these contacts with the private equity firms during the summer of 2010.

        On September 16, 2010, at a regularly scheduled board of directors meeting, the board of directors decided to adopt a more structured approach to deal with the various inquiries the Company had received to date and any other inquiries that may emerge, and to continue its ongoing review of strategic alternatives. The board of directors also decided to formally engage Allen & Co. as the Company's financial advisor with respect to the board's review of strategic alternatives. At this time, the board of directors had not determined to pursue a sale of the Company; however, the board decided that if such a determination were made and the board determined to engage Allen & Co. as financial advisor in connection therewith, then Allen & Co.'s current engagement would be expanded. Following the board of directors meeting, Mr. Dubin informed DSM that the board of directors had engaged Allen & Co. and that the board of directors was considering other indications of interest that had been received.

        At an October 12, 2010 special meeting, the board of directors received advice on fiduciary duties from Hogan Lovells US LLP, counsel to the Company ("Hogan Lovells"), and Allen & Co. discussed with the board of directors, among other things, the Company's financial and market position. The board of directors also formed a Strategic Review Committee (the "Committee") consisting of four independent directors (Messrs. Flanagan, Beery, D'Andrea and MacMaster) to facilitate the Company's review of strategic alternatives and consideration of the interests that had been expressed, and to report back to the board of directors on its recommendations. The board of directors instructed Allen & Co. to contact the parties that had expressed interest in a transaction with the Company (DSM, Party B, Party C and Party D/Party E) but not to engage in a broader solicitation process at that time.

        On October 13, 2010, the Committee met with representatives of Kirkland & Ellis LLP ("K&E"), legal counsel to the Committee, and Allen & Co. K&E advised the Committee on its duties and responsibilities in connection with a potential strategic transaction. The Committee was updated on contacts with the parties that previously had expressed interest in a potential transaction with the Company and determined to continue discussions with those parties. In accordance with the Committee's instructions, Allen & Co. subsequently discussed further with each party its interest in pursuing a possible acquisition of the Company.

        On October 18 and 19, 2010, Messrs. Dubin and Feitel held discussions with a firm, which we refer to in this Schedule as Party F, regarding a legal matter. These discussions followed initial discussions regarding the matter in July 2010. In the course of the October discussions the possibility of a business combination of the Company with Party F was raised, but Party F advised the Company that it was not interested in a business combination at that time.

        On October 22, 2010, the Committee met with representatives of K&E and Allen & Co. and was updated on the further discussions that had been held with the potentially interested parties. The Committee considered making further contact with Party F, but determined not to do so in light of the recent conversations with Party F. At this meeting, Allen & Co. discussed with the Committee its preliminary and ongoing review of the Company, based in part upon financial projections prepared by Company management, and certain financial aspects of a possible sale of the Company.

        On October 27, 2010, the board of directors held a meeting and received an update regarding the status of discussions to date with the potentially interested parties.

        In late October 2010, the Company entered into confidentiality agreements with Party B, Party C, Party D and Party E. Each of the confidentiality agreements contained standstill provisions similar to those entered into with DSM.

        From late October through early November 2010, members of Company management and Allen & Co. held discussions with the parties that had expressed an interest in a possible acquisition of the Company, and confidential information was provided to each of them, including financial projections prepared by the Company's management. Separate in-person meetings were held by Messrs. Dubin and Buzy, together with Allen & Co., with Parties B, C, D and E on November 1 and 3, 2010. During this time, Allen & Co. informed the Committee that in the course of its general discussions with private equity firms concerning the healthcare sector, two private equity firms expressed a general interest in learning more about the Company. However, no further discussions were held with either party.

        On November 8, 2010, the Committee met with representatives of K&E and Allen & Co. for an update on discussions with DSM, Party B, Party C and Party D/Party E. Although the board of directors had made no determination to pursue a business combination at that time, in light of the interests expressed by these parties, the Committee directed Allen & Co. to seek firmer indications of interest from these parties, and Allen & Co. subsequently requested that each party submit a formal indication of interest in the following week. The Committee also discussed whether it should seek interest from other parties and determined not to do so at that time.

        On November 11, 2010, the board of directors held a regularly scheduled meeting and received a report from the Committee on its activities. The Committee reported that the potentially interested parties had been asked to submit their respective indications of interest in the following week.

        On November 18, 2010, Party B submitted a letter to the Committee proposing an acquisition of all of the Common Stock at a price of $31.00 per share, noting its need to obtain financing to complete such acquisition and requesting a 45-day exclusivity period to further explore the transaction and to seek its financing. On the same day, DSM submitted a letter to the Company with a proposed price range of $27.00 to $30.00 per share, with no financing contingency. Both parties noted a need for further due diligence. Party C and Party D/Party E declined to submit proposals.

        On November 21, 2010, the Committee met with representatives of K&E and Allen & Co. and discussed the indications submitted and information from Party C and Party D/Party E. In particular, Party C stated that it had declined to proceed further because of its concerns over the decline in the projected revenues of the Company from the infant formula business. Party D/Party E also declined to proceed. K&E advised the Committee on its duties and responsibilities in connection with a potential strategic transaction. The Committee discussed the potential merits and risks of contacting other parties but determined not to do so and decided instead to seek, if a transaction were ultimately entered into, sufficient flexibility in any definitive transaction agreement to consider alternative proposals. Allen & Co. was instructed to ask DSM and Party B to submit "best and final" proposals by November 29, 2010 to avoid protracted negotiation.

        On November 23, 2010, Martek's board of directors met in a special meeting to receive an update on the recent activities of the Committee and the results of the Committee's November 21, 2010 meeting.

        On November 28, 2010, the Committee met with representatives of K&E and Allen & Co. The Committee was informed that DSM had requested in-person due diligence with the management of the Company for the following week before it would submit a revised proposal and that Party B stated that it would submit a "best and final" proposal on November 29, 2010. The Committee determined to permit DSM to conduct additional in-person due diligence with Company management. Given the interest expressed by DSM and Party B in acquiring the Company, the Committee determined to expand the engagement of Allen & Co. to assist in connection with a possible sale transaction, in the event the board of directors ultimately determined to pursue such transaction.

        On November 29, 2010, Party B reiterated its proposal at $31.00 per share which continued to be subject to financing and a 45-day exclusivity period.

        From November 30 through December 2, 2010, DSM attended in-person due diligence meetings at the offices of Hogan Lovells in Baltimore and at Martek's patent counsel's offices, with representatives of Company management, Allen & Co. and DSM's financial advisor, JP Morgan, present. Mr. Flanagan, Mr. Dubin and representatives from DSM also held a meeting on December 1, 2010, at which time DSM's representatives advised the Company that DSM's proposal would be withdrawn if not acted upon by December 17, 2010.

        On December 3, 2010, Mr. Flanagan and Mr. Feitel, together with representatives of K&E and Allen & Co., met with Party B and Party B's legal counsel in New York City to discuss its proposal and seek a higher price. Certain potential contract terms and Party B's request for exclusivity were discussed. The Company agreed that Party B could conduct in-person diligence meetings with Company management during the week of December 6 at Hogan Lovells' offices in Baltimore and Party B stated that it would submit a revised indication of interest on December 8 or 9, 2010.

        On December 5, 2010, Mr. Flanagan spoke to a representative of DSM to inform DSM that it needed to increase its proposed purchase price. Mr. Flanagan was told that DSM would submit a revised proposal on or about December 7, 2010, after a meeting of DSM's Supervisory Board.

        On December 6, 2010, the Committee met with representatives of K&E and Allen & Co. to review the discussions with Party B and DSM. The Committee agreed to meet on December 9, 2010 to consider the proposals that were expected to be received and to report to the board of directors at an in-person meeting to be held on December 10, 2010.

        From December 6 through December 8, 2010, Party B conducted due diligence meetings at the offices of Hogan Lovells in Baltimore with the Company's management, at which meetings Allen & Co. was also present.

        On December 8, 2010, DSM submitted a written proposal to the Company to acquire all of the Common Stock at a price of $31.50 per share in cash, accompanied by a draft merger agreement prepared by its counsel, Cleary Gottlieb Steen & Hamilton LLP ("Cleary Gottlieb"). In a conversation with Mr. Flanagan, a representative of DSM stated that its increased purchase price assumed that there would be no "go shop" process, and its draft merger agreement reflected that position. In addition the draft merger agreement contemplated a prompt launch of a tender offer after execution of the merger agreement and a "no shop" provision subject to the right of the board of directors to consider unsolicited offers and terminate the merger agreement in favor of a "superior proposal." The proposed merger agreement included a provision requiring that an alternative proposal be at least 6% higher than the per share purchase price contained in the merger agreement in order to constitute a "superior proposal." The proposed merger agreement also included a termination fee of 4%, a five-business day "matching right" that would allow DSM to match a "superior proposal" and a provision that excluded any obligation on DSM's part to agree to divestitures or other measures to obtain antitrust approval (thus imposing all "antitrust risk" on Martek). DSM expressly stated that its offer would expire on December 17, 2010. On the same day, Party B submitted an oral proposal of $31.50 per share in cash and stated that this purchase price was at the top of its range. Party B also reiterated that its proposal would be contingent on its ability to obtain financing and that it would need to conduct additional diligence during the requested 45-day exclusivity period.

        On December 9, 2010, the Committee met with representatives of K&E and Allen & Co. The Committee reviewed its activities to date, the proposals received and the report that the Committee intended to provide to the board of directors. At the conclusion of the meeting, the Committee met in executive session without its advisors and determined to recommend that the board of directors pursue a transaction with DSM because, assuming contract terms with DSM could be agreed upon, DSM's proposal was considered superior to Party B's proposal as it offered greater certainty of being completed than Party B's proposal. The Committee also decided that, should the board of directors adopt its recommendation, further activities would be directed by the board of directors, rather than the Committee, working with management directly engaged with DSM and that legal advice would be provided by Hogan Lovells, the Company's counsel. The Committee also determined to engage Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols") as counsel to the independent directors. Following the meeting, Morris Nichols was engaged and briefed by Mr. Flanagan.

        On December 10, 2010, the Company's board held a special meeting at Hogan Lovells' offices in Washington, DC, with representatives of Hogan Lovells and Allen & Co. present and a representative of Morris Nichols attending by phone. The board of directors received a full report of Committee activities. Allen & Co. then discussed with the board of directors financial terms of the proposals and

Party B's requested 45-day exclusivity/due diligence period and need to obtain financing. Allen & Co. also discussed with the board of directors certain considerations that would likely be taken into account by financial buyers in pursuing an acquisition of the Company, including rates of return and financing generally required by a financial buyer. Allen & Co. noted that five-year internal rates of return of 20% to 25% that were typically required by a financial buyer and certain other assumptions implied a range of theoretical purchase prices of $27.33 to $31.38 per share, utilizing Company management's "Case 1" financial projections (as described under the caption "Financial Projections" in this Item 4 below). Company management also discussed with the board of directors whether other strategic buyers would be interested in a transaction with the Company given the Company's strategic relationship with DSM. After discussion and taking into account these and other factors, including the feedback and interest that had been received to date from other parties with which discussions had been held, the board of directors concluded that it was unlikely that a higher purchase price would be obtained from a financial or other strategic buyer. Accordingly, the board of directors instructed management and Hogan Lovells to proceed with negotiations with DSM and send a draft form of merger agreement to Party B to solicit its response to suggested terms to keep it as a viable alternative should an agreement with DSM not be reached. The board of directors instructed management and Hogan Lovells to report back to the board of directors at a meeting to be held on December 16, 2010 at Hogan Lovells' offices in Washington, DC. The board of directors discussed with Hogan Lovells and Morris Nichols the desirability of a "go shop" or some other process or contract terms that could enable the board of directors to consider alternative offers, a number of issues raised by the terms included in DSM's draft merger agreement received from Cleary Gottlieb, and possible responses. The board of directors requested that the Committee continue to be available to consult with management and Company advisors on issues that might arise before the next board of directors meeting. Following the meeting, Mr. Flanagan spoke with a representative of Party B and indicated that a draft of a merger agreement would be provided to Party B. He also spoke with representatives of DSM who stated that DSM was not prepared to raise its price but that DSM would be willing to discuss contract terms, and suggested that counsel speak directly. Mr. Dubin and representatives of Allen & Co. also spoke with DSM. Representatives of DSM reiterated that DSM's offer would be withdrawn if a transaction were not agreed to on or before December 17, 2010.

        On December 11, 2010, Hogan Lovells sent Cleary Gottlieb a revised draft merger agreement. Hogan Lovells' revised draft included, among other terms, a 60-day go-shop period, elimination of the five-business day matching right, imposition of affirmative obligations on DSM to undertake divestitures and other remedies to obtain antitrust approval (thus shifting the "antitrust risk" from Martek to DSM), elimination of the requirement that an alternative proposal exceed the purchase price per share contained in the merger agreement by a minimum threshold amount in order to constitute a "superior proposal" and a lower, two-tier termination fee. Mr. Flanagan and Mr. Dubin separately called representatives of DSM and again requested a higher offer price. Mr. Dubin also expressed to DSM concerns over the contract terms proposed in the draft merger agreement. Representatives of Hogan Lovells called representatives of Cleary Gottlieb to discuss principal issues on the contract, including those described above. A copy of a draft merger agreement prepared by Hogan Lovells was sent to Party B on that date, and Party B was requested to provide its response by December 15, 2010.

        On December 12, 2010, Mr. Dubin spoke with a representative of DSM and agreed to permit "site visits" on December 14 and 15, 2010 and follow-up due diligence, on the basis that DSM had said it would be willing to negotiate the terms of its draft merger agreement.

        On December 13, 2010, Cleary Gottlieb sent Hogan Lovells a revised draft merger agreement. In that revised draft, DSM proposed a compromise position on antitrust risk, but maintained a position that there would be no "go shop" period, the tender offer would commence promptly after execution of the merger agreement and the matching right would remain at five business days. The revised draft left open the termination fee amount but again included the requirement that an alternative proposal exceed the purchase price per share contained in the merger agreement by a minimum threshold amount in order to constitute a "superior proposal" although the amount of such minimum threshold was left open.

        On December 14, 2010, DSM attended additional due diligence sessions at Hogan Lovells' Baltimore offices. Representatives of Hogan Lovells spoke to representatives of Cleary Gottlieb about principal agreement issues, and the representatives of Cleary Gottlieb indicated they were not authorized to negotiate any issues and would reserve negotiation until an in-person meeting the next day. The representatives of Hogan Lovells sent Cleary Gottlieb a revised draft merger agreement that continued to have a "go shop" feature with a lower termination fee structure, eliminated the DSM matching right, and eliminated the requirement of a minimum threshold increase for an alternative proposal to constitute a "superior proposal."

        On December 15, 2010, DSM held site visits at Martek's facilities in South Carolina and Kentucky. In addition, representatives of DSM, Martek, Hogan Lovells, Cleary Gottlieb, Morris Nichols, Allen & Co. and JP Morgan met at Hogan Lovells' offices in Baltimore. At that session, Martek and DSM discussed possible compromises to the contract issues. Martek suggested that it would be willing to forgo a "go shop" provision but needed a meaningfully longer "window shop" period (especially because the winter holidays were approaching), a lower termination fee, a shorter period for a matching right and no minimum threshold increase required for an alternative proposal to constitute a "superior proposal." DSM stated that it was prepared to forgo the minimum threshold increase requirement for an alternative proposal to constitute a "superior proposal" but suggested that it would require that a "superior proposal" be fully financed. DSM also suggested a 5% termination fee, a small extension of time for the period of the tender offer, and a shifting of antitrust risk back to Martek. Various compromises were discussed, but no common ground was found on these terms. At the conclusion of the discussions DSM stated that it would present a package proposal before the Martek board of directors meeting scheduled for the next morning.

        Also on December 15, 2010, Party B submitted a response to the draft merger agreement that it had been provided. Party B's response included acceptance of a go-shop period and other contract terms favorable to Martek. However, it also noted the need for a five-week period of additional due diligence and the need to obtain financing in order to complete a transaction.

        On December 16, 2010, prior to the board of directors meeting scheduled for that morning, representatives of Cleary Gottlieb called representatives of Hogan Lovells to convey a compromise package proposal on behalf of DSM. This proposal included a delay in the launch of the tender offer until at least January 10, 2011 and an agreement that the tender offer would expire no sooner than February 11, 2011 to permit a longer "window shop" period, a 3.5% termination fee, a shortening of the matching right to three business days, elimination of the minimum threshold increase and fully financed conditions for an alternative proposal to constitute a "superior proposal" and a limited sharing of antitrust risk. Representatives of Cleary Gottlieb advised that these terms were a "package" and that DSM would not entertain requests for changes to any of the terms.

        Also on December 16, 2010, the Committee met at Hogan Lovells' offices in Washington, DC immediately prior to the board of directors meeting, with representatives of Hogan Lovells, Morris Nichols and Allen & Co. The Committee reviewed the information to be discussed by the board of directors at the upcoming meeting, including legal and financial terms of DSM's package proposal, and Morris Nichols reviewed with the Committee the fiduciary duty obligations of the board of directors. The Committee determined to recommend proceeding on the basis of DSM's package proposal. The board of directors then met in person at Hogan Lovells' offices in Washington, DC, with representatives of Hogan Lovells, Morris Nichols and Allen & Co. present. The board of directors discussed with Hogan Lovells the terms proposed by DSM, as well as the proposal from Party B, and the terms of the draft merger agreements. Morris Nichols advised the directors regarding their fiduciary duties. Allen & Co. discussed with the board of directors certain financial aspects of the proposed transaction with DSM and noted that, subject to final negotiation of the terms of the proposed transaction and assuming no material changes, Allen & Co.'s review of the Company and the proposed purchase price from a financial perspective was substantially complete. The board of directors considered both DSM's and Party B's offers and determined to move forward with finalizing a transaction with DSM at $31.50 per share, based on DSM's proposed package, subject to satisfactory conclusion of contract negotiations. The board of directors instructed Allen & Co. to inform Party B that the Company was pursuing a transaction with another party. The board of directors agreed to reconvene in several days to consider a final merger agreement with DSM once negotiations were complete. Following the meeting, representatives of Hogan Lovells called representatives of Cleary Gottlieb to communicate the decision of the board of directors and Allen & Co. contacted Party B. Later that day, Cleary Gottlieb delivered to Hogan Lovells a revised merger agreement reflecting DSM's package proposal.

        On December 17, 2010, DSM and Martek held further meetings, and Hogan Lovells and Cleary Gottlieb exchanged comments on the draft merger agreement.

        On December 18, 2010, Hogan Lovells delivered to Cleary Gottlieb a draft of the disclosure letter referred to in the merger agreement and a revised draft of the merger agreement.

        On December 19, 2010, Cleary Gottlieb sent a revised draft merger agreement to Hogan Lovells, and representatives of Hogan Lovells and representatives of Cleary Gottlieb discussed the revisions in the draft merger agreement. DSM and the Company discussed certain diligence items and further drafts of information for the disclosure letter were sent. Overnight, Cleary Gottlieb sent a further revised draft merger agreement to Hogan Lovells.

        On December 20, 2010, Hogan Lovells and Cleary Gottlieb discussed additional revisions to the proposed merger agreement. A final draft merger agreement was sent to the board of directors that morning. DSM engaged in further in-person confirmatory diligence with Martek at Hogan Lovells' offices in Baltimore. Later that day, the board of directors met by phone with representatives of Hogan Lovells, Morris Nichols and Allen & Co. Hogan Lovells reviewed with the board of directors the final terms of the draft merger agreement. Also at this meeting, Allen & Co. reviewed with the board of directors its financial analysis of the $31.50 per share cash consideration and rendered to the board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 20, 2010, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $31.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of shares of Common Stock (other than DSM, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The board of directors then unanimously adopted resolutions approving the merger agreement and recommending the Offer and the Merger. Following the meeting, the disclosure letter was finalized and delivered, and later that evening the merger agreement was signed. Prior to the opening of the financial markets in the Netherlands and the United States on December 21, 2010, Martek and DSM issued a joint press release announcing the signing of the merger agreement.

  Reasons for the Recommendation

        At the special meeting of the Martek board of directors on December 20, 2010, the Martek board of directors approved the Merger Agreement and determined to recommend the transactions contemplated in the Merger Agreement (that is, the Offer and the Merger) to the Company's stockholders. In evaluating the Offer and the Merger, the Martek board of directors consulted with the Company's senior management and legal and financial advisors and, in reaching its decision to recommend that the Company's stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement, if approval and adoption of the Merger Agreement by the Company's stockholders is required by applicable law in order to consummate the Merger, the Martek board of directors considered a number of factors, including the following:

  •
  the Martek board of directors' knowledge of the Company's business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

  •
  an assessment of the strategic risks and uncertainties in pursuing the Company's current operating plan;

  •
  the Martek board of directors' conclusion that "Case 1" described under the caption "Financial Projections" in this Item 4 below was much more likely to be achieved than "Case 2" (also described under the caption "Financial Projections" below), due to the risks and uncertainties underlying the assumptions for growth in Case 2;

  •
  the fact that the Company was facing declining revenues and earnings from its core infant formula business from a combination of increased competition, pricing adjustments in recently amended supply agreements with the Company's customers and upcoming patent expirations;

  •
  the risk that revenue growth and additional earnings from non-infant formula applications of the Company's nutritional ingredients coupled with cost reductions would not be sufficient to offset declining revenues and earnings from infant formula;

  •
  the risk that the benefits from the Company's recent acquisition of Amerifit and growth in the Company's branded consumer health business would also not achieve levels sufficient to offset the decline in infant formula revenues;

  •
  the Martek board of directors' belief, based on the market reaction to announcements of infant formula supply agreement extensions and non-infant formula product launches and pipeline, that the long-term value of the Company's infant formula supply agreement extensions and its non-infant formula businesses were not likely to be recognized in the foreseeable future by the financial community and therefore the trading price of the Common Stock was unlikely to reflect that value, while the price offered by DSM did give credit to that value;

  •
  the Martek board of directors' belief, based upon negotiations with DSM, that the Offer Price is the highest price per share that DSM was willing to pay to acquire Martek and that the terms of the Merger Agreement include the most favorable terms to Martek and its stockholders to which DSM was willing to agree;

  •
  the fact that of the parties other than DSM that had approached the Company about pursuing a transaction, only one other party had submitted a formal indication of interest, and that party's offer was not for a higher price and in the view of the board of directors had a lower degree of certainty because it was contingent on further extensive due diligence and on obtaining debt financing;

  •
  the Martek board of directors' assessment that due to the long-standing relationship between the Company and DSM and DSM's publicly announced strategic plan for its business, it would be unlikely that any other bidder would be willing to pay more for the Company than DSM;

  •
  the terms and conditions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the facts that (1) the Offer and the Merger are not subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of DSM or Purchaser and, in the Martek board of directors' judgment, are likely to be satisfied, and

    (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to DSM of a $38 million termination fee, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

  •
  the fact that the $31.50 per share price to be paid in cash for each share of Common Stock in the Offer and the Merger represents a 35% premium over the closing price per share of Common Stock on December 20, 2010, a 25% premium over the 52-week high price of the Common Stock for the period preceding the signing of the Merger Agreement, and a 45% premium over the average closing price of the Common Stock over that 52 week period, as well as being in excess of recent price targets set by a number of Wall Street analysts who regularly cover the Company and whose reports were summarized for the board of directors;

  •
  the fact that the all-cash consideration to be paid to holders of shares of Common Stock in the Offer and the Merger will provide stockholders with certainty of value in cash, while avoiding long-term business risk;

  •
  the fact that DSM during the course of negotiations agreed to delay the commencement of the Offer so that prior to the time the Offer is launched and during the pendency of the Offer there is a meaningful period of time during which other potential bidders could consider and potentially make a proposal that would constitute a Superior Proposal (as defined in the Merger Agreement);

  •
  the structure of the transaction, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short period of time, followed by a second step Merger in which stockholders who have not tendered their shares of Common Stock in the Offer will receive the same cash Offer Price paid in the Offer;

  •
  the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

  •
  Allen & Co.'s financial analyses of the $31.50 per share cash consideration and opinion dated December 20, 2010 to the Martek board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the $31.50 per share in cash to be received in the Offer and the Merger, taken together, by holders of shares of Common Stock (other than DSM, Purchaser and their respective affiliates), as more fully described below under the caption "Opinion of the Company's Financial Advisor" in this Item 4 below;

  •
  the absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger, as well as the efforts required by the parties in the Merger Agreement to obtain such approvals;

  •
  the fact that DSM and Purchaser have the financial resources to fund both the Offer and the Merger from cash on hand; and

  •
  the availability of appraisal rights under the DGCL to stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal and payment of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

        The Martek board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

  •
  the possibility that the price of the Common Stock could potentially have increased in the future to a price greater than $31.50 per share, and that the Merger Agreement could therefore prevent current stockholders from realizing this future upside growth;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated;

  •
  the effect of the public announcement of the Merger Agreement on the sales and operating results of the Company and its ability to attract and retain key management and other personnel;

  •
  the fact that an all-cash transaction will be taxable to the Company's stockholders for U.S. federal income tax purposes;

  •
  the fact that the Company's stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the restriction that the Merger Agreement imposes on soliciting competing proposals;

  •
  the fact that the Company must pay DSM a termination fee of $38 million if the Company terminates the Merger Agreement in connection with a Superior Proposal (as defined in the Merger Agreement) and under certain other circumstances, and the possibility that such termination fee could discourage other potential acquirers from making a competing bid to acquire the Company;

  •
  the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company's business prior to the completion of the transactions contemplated by the Merger Agreement; and

  •
  the fact that the Company's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company's other stockholders.

        The Martek board of directors concluded that, on balance, the potential benefits of the Offer and the Merger to the Martek stockholders outweighed the risks of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the Martek board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Martek board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Martek board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at its recommendation, the Martek board of directors was aware of the interests of executive officers and directors of the Company as described under "Past Contacts, Transactions, Negotiations and Agreements—Agreements between Martek and its Executive Officers, Directors or Affiliates" in Item 3 above.

  Financial Projections

        As part of its regular strategic planning process and the board of directors' review of strategic alternatives, Martek's management prepared two sets of 10-year projections of the Company's financial performance as a standalone public company. For purposes of the following discussion, we refer to these projections as "Case 1" and "Case 2." Martek provided Case 2 to DSM during the course of DSM's due diligence review of Martek, as well as detailed information on the assumptions used in developing Case 2. In the course of negotiations relating to the Offer, Martek's management also met with DSM to discuss the projections and the underlying assumptions. Martek provided both Case 1 and Case 2 to Allen & Co. for its use in preparing its financial analyses. Case 1 and Case 2 assume nearly identical revenue and earnings for 2011, but Case 2 shows higher revenues and EBITDA in future years. The divergence in revenues and earnings between Case 1 and Case 2 in future years results from significant differences in the assumptions made about future performance in certain key growth areas. The lower future results in Case 1 essentially reflect a risk-adjusted view of the likelihood of achieving the Company's strategic growth goals that are reflected in Case 2. The assumptions underlying the two cases differ primarily in the following ways:

  •
  Infant Formula Products—Both Case 1 and Case 2 assume that pricing of the Company's nutritional ingredients for infant formula is expected to decline in future years and that revenues and EBITDA from these products will also decline or grow at modest levels. However, Case 1 assumes a steeper decline in revenues and EBITDA resulting from greater assumed difficulty in retaining and growing international customers due to increased low-priced competitive products that is not offset by volume growth from retained customers.

  •
  Non-infant Formula Products—Case 1 assumes that non-infant formula related revenue and EBITDA associated with the Company's nutritional ingredients (e.g., for use in food and beverage products, pregnancy and nursing products, nutritional supplements and animal nutrition products) will grow at a lower rate than is assumed in Case 2 and that prices per kilo will also be lower than is assumed in Case 2, primarily due to greater assumed low-priced competition.

  •
  Branded Consumer Health Products—Case 1 assumes that after several years of significant growth in revenue and EBITDA from the branded consumer health products associated with the Company's Amerifit acquisition, the rate of revenue and EBITDA growth will decline, while Case 2 assumes that revenue and EBITDA associated with these products will continue to grow at higher rates. Case 2 assumes the development and introduction of future undetermined consumer branded products that are not assumed to be introduced in Case 1. Case 2 also assumes international growth.

  •
  Long-term High Value Products—Case 2 assumes that the Company will in future years generate revenue, and eventually earnings, from newly-developed high value products derived from the Company's ongoing research and collaborations, while Case 1 does not assume any revenue from those areas.

        The risks inherent in the assumptions in Case 2 were discussed in management's meetings with DSM. Martek's management also advised the Martek board of directors and Allen & Co. that, while Case 2 reflected the Company's strategic goals, Case 1 reflected risk adjustments to the assumptions underlying Case 2 described above and therefore Case 1 was much more likely to be achieved. The board of directors concluded that, due to the risks and uncertainties underlying the assumptions for growth in Case 2, Case 1 was much more likely to be achieved than Case 2 and formed a better basis for analyzing the Company's future performance as a standalone enterprise versus a sale or other strategic alternative. Both Case 1 and Case 2 are subject to substantial risks and uncertainties that could cause actual results to differ materially from the projected results, including important factors described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended October 31, 2010. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company's Form 10-K for the year ended October 31, 2010.

        The projections in Case 1 included the following estimates of the Company's future financial performance:

	Fiscal Year Ended October 31,
	2010A	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($ in millions)
Total Martek
Revenue	$449.4	$467.7	$458.8	$469.3	$490.4	$522.9	$530.7	$555.3	$573.8	$597.1	$622.5
EBITDA*	$118.7	$128.9	$123.3	$127.6	$144.7	$161.3	$155.2	$165.5	$167.8	$175.1	$182.4
Infant Formula
Revenue	$317.4	$297.2	$259.9	$245.9	$242.6	$246.6	$235.9	$237.7	$239.5	$241.1	$242.7
EBITDA*	$138.8	$130.3	$105.3	$94.5	$100.5	$103.7	$90.5	$88.6	$86.4	$84.0	$80.9
Non-Infant Formula
Revenue	$51.8	$65.0	$79.6	$95.2	$109.5	$129.8	$140.4	$156.6	$166.8	$182.6	$200.3
EBITDA*	$-20.5	$-7.2	$2.5	$12.2	$19.8	$30.6	$34.6	$44.0	$47.3	$56.6	$66.6
Branded Consumer Health Business // Amerifit
Revenue	$60.9	$98.1	$114.8	$125.1	$134.3	$142.7	$150.6	$158.2	$164.6	$170.5	$176.6
EBITDA*	$13.9	$20.0	$28.6	$35.1	$38.3	$41.2	$44.6	$48.1	$49.5	$50.0	$50.8
Long-term High Value Products
Revenue	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

*
Presented on a non-GAAP basis as described below.

        The projections in Case 2 included the following estimates of the Company's future financial performance:

	Fiscal Year Ended October 31,
	2010A	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($ in millions)
Total Martek
Revenue	$449.4	$467.8	$488.6	$521.6	$574.2	$650.1	$692.6	$769.8	$862.1	$965.5	$1,083.6
EBITDA*	$118.7	$129.0	$140.6	$147.8	$182.5	$215.9	$216.9	$247.7	$284.0	$327.8	$374.0
Infant Formula
Revenue	$317.4	$297.2	$279.1	$272.4	$274.4	$283.6	$273.5	$281.0	$288.6	$296.2	$303.9
EBITDA*	$138.8	$127.9	$113.1	$104.6	$111.8	$119.1	$101.9	$100.4	$98.5	$96.1	$92.6
Non-Infant Formula
Revenue	$51.8	$65.0	$83.6	$106.8	$137.0	$178.1	$204.6	$236.3	$272.7	$316.0	$365.7
EBITDA*	$-20.5	$-6.2	$6.5	$15.8	$36.1	$57.9	$70.6	$85.5	$104.0	$125.5	$151.6
Branded Consumer Health Business // Amerifit
Revenue	$60.9	$98.1	$118.7	$137.8	$157.6	$183.0	$210.2	$243.1	$281.4	$325.9	$377.5
EBITDA*	$13.9	$21.4	$32.8	$41.5	$49.3	$54.9	$62.0	$75.2	$86.4	$104.7	$121.1
Long-term High Value Products
Revenue	$0.0	$0.1	$0.3	$0.3	$0.5	$0.5	$0.5	$6.5	$16.5	$24.5	$33.5

*
Presented on a non-GAAP basis as described below.

        The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance regarding anticipated full year revenues and cash and cash equivalents for specified periods, and the projections set forth above are included in this Schedule only because this information was provided to DSM, and was part of the information considered by the board of directors in evaluating the DSM offer. The projections also were provided to the Company's financial advisor. The projections were not prepared for use in the Offer documents or with a view to public disclosure of any kind. The projections also were not prepared in compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"), and specifically the EBITDA measurements exclude restructuring charges, transactions costs and asset write-downs, and include estimates of stock-based compensation expense. The financial projections are also partly presented on a product line basis, which are different from the segments that the Company uses and is not how the Company prepares its GAAP compliant financial statements. In particular, the projections required subjective determinations of the allocation of expenses used in determining product line EBITDA. The Company's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company's internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company at the time they were prepared, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        The inclusion of the projections in this Schedule should not be regarded as an indication that any of the Company, DSM or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of the Company, DSM or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        The Company's stockholders are cautioned not to place undue reliance on the projections included in this Schedule.

  Opinion of the Company's Financial Advisor

        Martek retained Allen & Co. to act as financial advisor to Martek and to render an opinion to the board of directors as to the fairness, from a financial point of view, to holders of shares of Common Stock (other than DSM, Purchaser and their respective affiliates) of the cash consideration to be received in the Offer and the Merger. On December 20, 2010, at a meeting of the board of directors held to evaluate the Offer and the Merger, Allen & Co. rendered its oral opinion to the board of directors, which was confirmed by delivery of a written opinion dated December 20, 2010, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $31.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than DSM, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Allen & Co.'s written opinion, dated December 20, 2010, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex I. Allen & Co.'s opinion was intended for the benefit and use of the board of directors (in its capacity as such) in connection with its evaluation of the cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. Allen & Co.'s opinion does not constitute a recommendation as to what course of action the board of directors should pursue in connection with the Offer and the Merger, or otherwise address the merits of the underlying decision by the Company to engage in the Offer and the Merger, including in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. The opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Common Stock in the Offer or how any stockholder should act on any matter relating to the Offer and the Merger.

        Allen & Co. was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between the Company and DSM, and the decision to enter into the Merger Agreement and proceed with the Offer and the Merger was solely that of the board of directors. Allen & Co.'s opinion and financial analysis were only one of many factors considered by the board of directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the board of directors or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Allen & Co.'s opinion as expressed in its opinion letter reflected and gave effect to Allen & Co.'s general familiarity with the Company as well as information which it received during the course of its assignment, including information provided by the Company's management in the course of discussions relating to the Offer and the Merger as more fully described below. In arriving at its opinion, Allen & Co. neither conducted a physical inspection of the properties or facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company, or conducted any analysis concerning the solvency of the Company.

        In arriving at its opinion, Allen & Co., among other things:

  •
  reviewed the financial terms and conditions of the Merger Agreement, as reflected in a draft dated December 20, 2010 of the Merger Agreement;

  •
  reviewed certain publicly available historical business and financial information related to the Company, including the Company's public filings and historical market prices and trading volumes for Company common stock;

  •
  reviewed certain internal financial statements and other financial and operating data of the Company provided by the Company's management;

  •
  reviewed certain internal financial projections relating to the Company under two alternative business scenarios prepared by the Company's management (the "Case 1" projections and "Case 2" projections described above), and discussed with the Company's management its assessments as to the relative likelihood of achieving the future financial results reflected in such cases;

  •
  held discussions with the Company's management relating to the past and current operations and financial condition and prospects of the Company;

  •
  reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses which Allen & Co. deemed relevant in evaluating the Company;

  •
  reviewed certain publicly available financial information relating to selected transactions; and

  •
  conducted such other financial analyses and investigations as Allen & Co. deemed necessary or appropriate for the purposes of its opinion.

        In rendering its opinion, Allen & Co. relied on and assumed, with the Company's consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Co. from public sources, provided to Allen & Co. by the Company or its representatives or otherwise reviewed by Allen & Co. With respect to financial projections relating to the Company utilized in Allen & Co.'s analyses, Allen & Co. assumed, with the Company's consent, that they were reasonably prepared in good faith reflecting the best currently available estimates and judgments of the Company's management as to the future operating and financial performance of the Company under the alternative business scenarios reflected in the Case 1 projections and the Case 2 projections and Allen & Co. relied on the assessments of the Company's management that the future financial results reflected in the Case 1 projections were more likely to be achieved. Allen & Co. assumed no responsibility for and expressed no view or opinion as to such financial projections or the assumptions on which they were based. Allen & Co. relied, without independent verification and with the Company's consent, on the assessments of the Company's management as to the Company's existing and future products and technology (including, without limitation, the timing and probability of successful development, testing and/or marketing of such products and technology, approval of such products and technology by appropriate governmental authorities and the validity and life of patents relating to, and the potential impact of generic competition on, such products and technology) and Allen & Co. assumed, with the Company's consent, that there would be no developments with respect to any such matters that would affect Allen & Co.'s analyses or opinion. In connection with its opinion, Allen & Co. considered the selected precedent transactions that it reviewed to lack sufficient comparability due to various factors and circumstances that distinguished the Company from the target companies involved in such transactions and, accordingly, did not rely on this analysis in reaching its opinion.

        Further, Allen & Co.'s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Co. as of, the date of its opinion. As the Company was aware, the credit, financial and stock markets have been experiencing unusual volatility and Allen & Co. expressed no opinion or view as to any potential effects of such volatility on the Company or the Offer and the Merger. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Co.'s opinion and that Allen & Co. assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. In connection with its engagement, Allen & Co. was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or a part of the Company; however, prior to the date of its opinion and at the Company's direction, Allen & Co. held discussions with certain parties that had approached the Company regarding a possible transaction. Allen & Co. did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Offer and the Merger, or any class of such persons or any other party, relative to the cash consideration or otherwise. Allen & Co. also did not express any opinion as to the prices at which Company common stock might trade at any time.

        In addition, Allen & Co. did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Allen & Co.'s opinion address any legal, regulatory, tax or accounting matters, as to which Allen & Co. understood that the Company obtained such advice as it deemed necessary from qualified professionals. Allen & Co. assumed, with the Company's consent, that the Offer and the Merger would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and related documents and that all governmental, regulatory or other consents necessary for the consummation of the Offer and the Merger as contemplated by the Merger Agreement would be obtained without adverse effect on the Company or the Offer and the Merger. Allen & Co. also assumed, with the Company's consent, that the final executed Merger Agreement would not differ in any material respect from the draft reviewed by Allen & Co.

        Allen & Co.'s opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, of the cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than DSM, Purchaser and their respective affiliates). Allen & Co.'s opinion did not address any other aspect or implication of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise.

        This summary is not a complete description of Allen & Co.'s opinion or the financial analyses performed and factors considered by Allen & Co. in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Allen & Co. arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Allen & Co. believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Allen & Co.'s analyses and opinion.

        In performing its financial analyses, Allen & Co. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company's control. No company or business used in the financial analyses is identical to the Company and its business, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed.

        The assumptions and estimates contained in Allen & Co.'s financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Allen & Co.'s financial analyses are inherently subject to substantial uncertainty.

        The following is a summary of the material financial analyses reviewed with the board of directors in connection with Allen & Co.'s opinion dated December 20, 2010. The financial analyses summarized below include information presented in tabular format. In order to fully understand Allen & Co.'s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Allen & Co.'s analyses. For purposes of Allen & Co.'s financial analyses summarized below, Allen & Co. utilized the Case 1 projections and the Case 2 projections relating to the Company prepared by the Company's management. The Company's management indicated that the Case 2 projections reflected higher revenue growth and operating income margins for the Company than the Case 1 projections and that the Case 1 projections were more likely to be achieved.

  Introduction

        Allen & Co. evaluated the Company by performing "sum-of-the-parts" selected companies and discounted cash flow analyses as more fully described below of the Company's different products and businesses, including the Company's (i) infant formula products, (ii) non-infant formula nutritional products, (iii) Amerifit and branded products and (iv) "other" businesses comprised of the Company's contract manufacturing and tolling operations which, for purposes of the analyses summarized below, was grouped with the Company's infant formula products. The Company also has long-term research and development projects relating to the potential application of the Company's existing technology to new markets. Given that these projects relate to potential emerging markets for the Company's technology, in connection with the "sum-of-the-parts" financial analyses of the Company summarized below, Allen & Co. attributed an implied equity value reference range to such projects based on both the Case 1 projections and the Case 2 projections after taking into consideration selected precedent venture capital investments for emerging technology companies.

        Sum-of-the-Parts Selected Companies Analyses.    Allen & Co. performed a "sum-of-the-parts" selected companies analysis of the Company by performing separate selected companies analyses of the Company's various products and businesses as described below. Estimated financial data of the Company were based on internal estimates of the Company's management under the Case 1 projections and the Case 2 projections. Estimated financial and operating data of the selected publicly traded companies referred to below were based on public filings, publicly available research analysts' estimates and other publicly available information.

  Selected Companies Analyses—Infant Formula Products, "Other" Businesses and Non-Infant Formula Nutritional Products.    Allen & Co. reviewed publicly available financial and stock market information of the following five selected publicly traded companies with operations in whole or in part in the food ingredient and nutritional products industries:

    •
    Danisco A/S

    •
    International Flavors & Fragrances Inc.

    •
    Lonza Group AG

    •
    Omega Protein Corporation

    •
    Royal DSM N.V.

  Allen & Co. reviewed, among other information, enterprise values, calculated as fully-diluted market values based on closing stock prices on December 17, 2010, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization (after stock-based compensation expense), commonly referred to as EBITDA. Allen & Co. then applied ranges of selected calendar years 2010 and 2011 estimated EBITDA multiples derived from the selected companies listed above to corresponding data of the Company's infant formula products and the Company's "other" businesses. Allen & Co. also reviewed enterprise values as a multiple of calendar years 2010 and 2011 estimated revenue. Allen & Co. then applied a range of selected calendar years 2010 and 2011 estimated revenue multiples derived from the selected companies listed above to corresponding data of the Company's non-infant formula nutritional products.

  Selected Companies Analysis—Amerifit and Branded Products.    Allen & Co. reviewed publicly available financial and stock market information of the following four selected publicly traded companies with branded nutritional products:

    •
    Herbalife Ltd.

    •
    Nu Skin Enterprises, Inc.

    •
    Schiff Nutrition International, Inc.

    •
    USANA Health Sciences, Inc.

  Allen & Co. reviewed, among other information, enterprise values as a multiple of calendar years 2010 and 2011 estimated EBITDA. Allen & Co. then applied a range of selected calendar years

  2010 and 2011 estimated EBITDA multiples derived from the selected companies listed above to corresponding data of the Company's Amerifit and branded products.

Based on implied equity value reference ranges for the Company's infant formula products, non-infant formula nutritional products, Amerifit and branded products, "other" businesses and long-term research and development projects calculated as described above, utilizing both the Case 1 projections and the Case 2 projections, this "sum-of-the-parts" selected companies analysis of the Company indicated the following implied per share equity reference ranges for the Company, as compared to the per share consideration:

Implied Per Share Equity Reference Ranges Based on:
Case 1 Projections:		Case 2 Projections:
				Per Share Consideration
2010A	2011E	2010A	2011E
$25.44 - $30.82	$24.36 - $29.84	$25.73 - $32.24	$24.97 - $31.63	$31.50

        Sum-of-the-Parts Discounted Cash Flow Analyses.    Allen & Co. performed "sum-of-the-parts" five-year and 10-year discounted cash flow analyses of the Company by performing separate five-year and 10-year discounted cash flow analyses of the Company's various products and businesses as described below. In such analyses, Allen & Co calculated the estimated present value of the standalone unlevered, after-tax free cash flows that the Company's various products and businesses were forecasted to generate both during the five-year period from fiscal years 2011 through 2015 and during the 10-year period from fiscal years 2011 through 2020. Estimated financial data of the Company were based on internal estimates of the Company's management under the Case 1 projections and the Case 2 projections.

  Discounted Cash Flow Analyses—Infant Formula Products and "Other" Businesses.    Allen & Co. calculated terminal values for the Company's infant formula products and the Company's "other" businesses, under the five-year discounted cash flow analysis, by applying terminal value multiples of 5.0x to 6.0x to such products' or businesses' projected 2015 estimated EBITDA (calculated excluding certain one-time nonrecurring items and including stock-based compensation expense) and, under the 10-year discounted cash flow analysis, by applying perpetuity growth rates of (0.5%) to 0.5% to such products' or businesses' projected 2020 cash flows. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.0% to 13.0%.

  Discounted Cash Flow Analyses—Non-Infant Formula Nutritional Products.    Allen & Co. calculated terminal values for the Company's non-infant formula nutritional products, under the five-year discounted cash flow analysis, by applying terminal value multiples of 7.0x to 8.0x to such products' projected 2015 estimated EBITDA (calculated excluding certain one-time nonrecurring items and including stock-based compensation expense) and, under the 10-year discounted cash flow analysis, by applying perpetuity growth rates of 3.0% to 4.0% to such products' projected 2020 cash flows. The cash flows and terminal values were then discounted to present value using discount rates ranging from 13.0% to 15.0%.

  Discounted Cash Flow Analyses—Amerifit and Branded Products.    Allen & Co. calculated terminal values for the Company's Amerifit and branded products, under the five-year discounted cash flow analysis, by applying terminal value multiples of 7.5x to 8.5x to such products' projected 2015 estimated EBITDA (calculated excluding certain one-time nonrecurring items and including stock-based compensation expense) and, under the 10-year discounted cash flow analysis, by applying perpetuity growth rates of 2.0% to 3.0% to such products' projected 2020 cash flows. The cash flows and terminal values were then discounted to present value using discount rates ranging from 12.0% to 14.0%.

Based on implied equity value reference ranges for the Company's infant formula products, non-infant formula nutritional products, Amerifit and branded products, "other" businesses and long-term research and development projects calculated as described above, utilizing both the Case 1 projections and the Case 2 projections, these "sum-of-the-parts" five-year and 10-year discounted cash flow analyses of the Company indicated the following implied per share equity reference ranges for the Company, as compared to the per share consideration:

Implied Per Share Equity Reference Ranges Based on:
Case 1 Projections:
		Case 2 Projections
Five-Year Period				Per Share Consideration
	10-Year Period	Five-Year Period	10-Year Period
$27.21 - $32.33	$22.30 - $27.52	$33.92 - $41.60	$33.75 - $44.50	$31.50

        Other.    For informational purposes, Allen & Co. also reviewed:

  •
  selected precedent transactions involving target companies in the food ingredient and nutritional products industries; and

  •
  premiums paid in selected precedent transactions involving target companies with pre-transaction market capitalizations of between $750 million and $1.0 billion announced between January 1, 2007 and December 17, 2010.

Miscellaneous

        The Company selected Allen & Co. to act as its financial advisor in connection with the Offer and the Merger based on Allen & Co.'s reputation and experience. Allen & Co., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business as a broker-dealer and market maker, Allen & Co. may have long or short positions, either on a discretionary or non-discretionary basis, for its own account or for those of its clients, in the debt and equity securities, or related derivative securities, of the Company, DSM and their respective affiliates. The issuance of Allen & Co.'s opinion was approved by Allen & Co.'s fairness opinion committee.

        For a description of the terms of Allen & Co.'s engagement as the Company's financial advisor, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used—Allen & Co." below.

(c) Intent to Tender

        To the Company's knowledge, after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        In connection with Allen & Co.'s services as the Company's financial advisor, the Company has agreed to pay Allen & Co. an aggregate fee estimated to be approximately $9.8 million, portions of which were payable in connection with Allen & Co.'s engagement and delivery of Allen & Co.'s opinion and a significant portion of which is contingent on consummation of the Offer. No portion of the opinion fee is contingent on either the conclusion expressed in Allen & Co.'s opinion or successful consummation of the Offer. The Company also has agreed to reimburse Allen & Co. for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Allen & Co.

and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

        Neither Martek nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations to stockholders in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Martek, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Company's Common Stock have been effected during the 60 days prior to the date of this Schedule by the Company, or to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company's securities by the Company or any other person.

        Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Pursuant to Section 6.8 of the Merger Agreement,(but subject to exceptions for unsolicited written takeover proposals that the Martek board of directors determines in good faith are or would reasonably be expected to result in or lead to a "superior proposal" as defined in the Merger Agreement, and where the Martek board of directors determines in good faith that the failure to take such action would be reasonably likely to violate the board of directors' fiduciary duties to stockholders) the Company has agreed not to:

            (i)  solicit, initiate or knowingly encourage the submission of, any takeover proposal;

           (ii)  participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any takeover proposal; or

          (iii)  release any third party from any confidentiality agreement entered into in connection with any takeover proposal or potential takeover proposal or any standstill agreement or provision to which the Company is a party, fail to reasonably enforce or grant any material waiver, request or consent to any takeover proposal under, any such agreement.

        Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Section 14(f) Information Statement

        It is anticipated that an Information Statement (the "Information Statement") will be furnished to the Company's stockholders in connection with the possible designation by DSM, pursuant to the Merger Agreement, of persons to be appointed to the Martek board of directors other than at a meeting of Company stockholders. The Information Statement will contain important information regarding the Company's directors and executive officers, as well as the persons to be appointed to the Company's board of directors by DSM.

Vote Required to Approve the Merger and Section 253 of the DGCL

        The Martek board of directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. Pursuant to the Certificate of Incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to DSM or Purchaser or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have rights under Section 262 of the DGCL to demand appraisal of their shares of Common Stock. Such rights, if the statutory requirements and procedures were complied with, will lead to a judicial determination of the "fair value" of their shares of Common Stock, which Purchaser would be required to pay in cash to the persons exercising their appraisal rights for their shares of Common Stock. Any such judicial determination of the fair value of shares of Common Stock could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the shares of Common Stock and would exclude any element of value arising from accomplishment or expectation of the Merger. The value so determined could be more or less than the purchase price per share of Common Stock pursuant to the Offer or the consideration per share of Common Stock to be paid in the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

        The foregoing summary of appraisal the rights under Section 262 of the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Common Stock in the Offer will not be entitled to exercise appraisal rights.

Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act", and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of shares of Common Stock in the Offer and the Merger.

        The purchase of shares of Common Stock in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by DSM, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. DSM plans to file the Premerger Notification and Report Forms with the FTC and Antitrust Division in connection with the purchase of shares of Common Stock in the Offer and the Merger on January 14, 2011. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day from the date such filing occurs, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by DSM with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with consent of DSM. In practice, complying with a Second Request can take a significant period of time. Although Martek is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Martek's failure to make those filings nor a request for additional documents and information issued to Martek from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares of Common Stock in the Offer and the Merger. If the HSR Act waiting period expired or were terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

        The FTC and the Antitrust Division will consider the legality under the antitrust laws of DSM's proposed acquisition of Martek. At any time before or after Purchaser's acceptance for payment of shares of Common Stock pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares of Common Stock have already been acquired, requiring disposition of such shares of Common Stock, or the divestiture of substantial assets of DSM, Purchaser, Martek or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons also may bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Martek, DSM and the Purchaser believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

        In addition to filings in the United States under the HSR Act, it is a condition of Purchaser's obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership ("Foreign Antitrust Laws"), and that any applicable waiting periods thereunder have expired or been terminated.

        Brazil.    The acquisition of shares of Common Stock pursuant to the Offer is also subject to review by the competition authority in Brazil. The transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the Brazilian competition authorities. DSM submitted the required notification on January 10, 2010.

        Ireland.    The acquisition of shares of Common Stock pursuant to the Offer is also subject to review by the Competition Authority in Ireland. The transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the Competition Authority, and a waiting period of thirty (30) days has expired or the Competition Authority grants clearance of the transactions contemplated by the Merger Agreement. DSM plans to file the notification with the Competition Authority by January 19, 2011, which would result in expiration of the waiting period on or about February 17, 2011, unless the Competition Authority commences a second-stage investigation, in which event the waiting period may be extended for up to an additional four (4) months.

        Netherlands.    The acquisition of shares of Common Stock pursuant to the Offer is also subject to review by the Netherlands Competition Authority ("NMa"). The transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the NMa, and a waiting period of four (4) weeks has expired or the NMa grants clearance of the transactions contemplated by the Merger Agreement. DSM plans to file the notification with the NMa by January 21, 2011, which would result in expiration of the waiting period on or about February 17, 2011, unless the NMa commences a second-stage investigation, in which event the waiting period may be extended for up to an additional thirteen (13) weeks.

        Austria.    The acquisition of shares of Common Stock pursuant to the Offer is also subject to review by the Federal Competition Authority ("FCA") in Austria. Pursuant to the Cartel Act of Austria, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCA, and a waiting period of four (4) weeks has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. DSM plans to file the notification with the FCA by January 21, 2011, which would result in expiration of the waiting period on or about February 17, 2011, unless the FCA commences a second-stage investigation, in which event the waiting period may be extended for up to an additional five (5) months.

        Spain.    The acquisition of shares of Common Stock pursuant to the Offer is also subject to review by the Counsel of the National Competition Commission ("CNC"). The transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the CNC, and a waiting period of one (1) month has expired or the CNC grants clearance of the transactions contemplated by the Merger Agreement. DSM plans to file the notification with the CNC by January 17, 2011, which would result in expiration of the waiting period on or about February 17, 2011, unless the CNC commences a second-stage investigation, in which event the waiting period may be extended for up to an additional three (3) months.

        There can be no assurance that the foreign governmental authorities listed above will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If any foreign governmental authority initiates an action to block the acquisition of Shares pursuant to the Offer or the Merger and an order is issued prohibiting the consummation of such acquisition or the Merger, DSM, the Purchaser and Martek may not be obligated to consummate the Offer or the Merger.

Litigation

        On January 3, 2011, a putative class action lawsuit was commenced against the Company and our directors in the Circuit Court for Howard County, State of Maryland. The lawsuit is captioned Richard S. Kopp v. Martek Biosciences Corporation., et al. (Civil Action No.13C11085249). In the lawsuit, plaintiff alleges generally that our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and agreeing to certain onerous and preclusive deal protection provisions. Plaintiff purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief. The Company believes the lawsuit is without merit.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 13, 2011 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by DSM and Purchaser on January 13, 2011).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by DSM and Purchaser on January 13, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by DSM and Purchaser on January 13, 2011).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by DSM and Purchaser on January 13, 2011).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by DSM and Purchaser on January 13, 2011).
(a)(1)(F)	Press Release issued by DSM and the Company on December 21, 2010 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed by the Company on December 21, 2010).
(a)(2)	Letter to stockholders from the Chief Executive Officer of the Company dated January 13, 2011.
(a)(5)	Opinion of Allen & Company LLC to the Board of Directors of Martek Biosciences Corporation, dated December 20, 2010 (incorporated by reference to Annex I attached to this Schedule 14D-9).

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2010, among Koninklijke DSM N.V., a corporation organized in the Netherlands, Greenback Acquisition Corporation, a Delaware corporation and Martek Biosciences Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 21, 2010).
(e)(2)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.01 to the Company's quarterly report on Form 10-Q for the quarter ended April 30, 2009).
(e)(3)	Mutual Confidentiality Agreement, effective as of December 8, 2009 between Martek Biosciences Corporation and Koninklijke DSM N.V. and Amendment No. 1 thereto (incorporated by reference to Exhibit (d) (2) to the Schedule TO filed by DSM and the Purchaser on January 13, 2011).
(e)(4)	First Amended and Restated ARA Alliance, Purchase and Production Agreement, dated as of July 13, 2009, by and between Martek Biosciences Corporation and DSM Food Specialties B.V. (incorporated by reference to Exhibit 10.01 to the Company's quarterly report on Form 10-Q, for the quarter ended July 31, 2009).
(e)(5)	Form of Employment Agreement between the Company and Peter L. Buzy (incorporated by reference to Exhibit 10.42 to the Company's annual report on Form 10-K for the year ended October 31, 2006).
(e)(6)	Form of Employment Agreement between the Company and Steve Dubin (incorporated by reference to Exhibit 10.43 to the Company's annual report on Form 10-K for the year ended October 31, 2006).
(e)(7)	Form of Employment Agreement between the Company and Peter A. Nitze (incorporated by reference to Exhibit 10.44 to the Company's annual report on Form 10-K for the year ended October 31, 2006).
(e)(8)	Form of Employment Agreement between the Company and David Abramson (incorporated by reference to Exhibit 10.45 to the Company's annual report on Form 10-K for the year ended October 31, 2006).
(e)(9)	Form of Employment Agreement between the Company and David M. Feitel.
(e)(10)	Form of Employment Agreement between the Company and Barney Easterling.

ANNEX I—Opinion of Allen & Company LLC to the Board of Directors of Martek Biosciences Corporation, dated December 20, 2010

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation
Date: January 13, 2011	By:	/s/ STEVE DUBIN Name: Steve Dubin Title: Chief Executive Officer

ANNEX I

Opinion of Allen & Company LLC

December 20, 2010

The Board of Directors
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Members of the Board of Directors:

        We understand that Martek Biosciences Corporation, a Delaware corporation ("Martek"), Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), and Greenback Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of DSM ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which DSM will acquire Martek. The Agreement provides, among other things, that (i) Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of the common stock, par value $0.10 per share, of Martek ("Martek Common Stock") at a purchase price of $31.50 per share in cash (the "Consideration") and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged with and into Martek (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Martek Common Stock not previously tendered will be converted into the right to receive the Consideration.

        As you know, Allen & Company LLC ("Allen") has acted as financial advisor to Martek in connection with the proposed Transaction. In connection with our engagement, Allen has been asked to render an opinion to the Board of Directors of Martek (the "Board") as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Martek Common Stock (other than DSM, Merger Sub and their respective affiliates). For such services, Martek has agreed to pay to Allen a cash fee contingent upon the consummation of the Transaction (the "Sale Transaction Fee"). Martek also has paid and has agreed to pay to Allen cash fees in connection with Allen's engagement and upon delivery of this opinion (the "Opinion Fee"), which fees will be creditable against the Sale Transaction Fee. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. Martek also has agreed to reimburse Allen's reasonable expenses and to indemnify Allen against certain liabilities arising out of our engagement.

        Allen, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or non-discretionary basis, for our own account or for those of our clients, in the debt and equity securities (or related derivative securities) of Martek, DSM and their respective affiliates. The issuance of this opinion has been approved by Allen's fairness opinion committee.

        Our opinion as expressed herein reflects and gives effect to our general familiarity with Martek as well as information which we received during the course of this assignment, including information provided by the management of Martek in the course of discussions relating to the Transaction as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Martek nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Martek, or conducted any analysis concerning the solvency of Martek.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed the financial terms and conditions of the Agreement, as reflected in a draft dated December 20, 2010 of the Agreement;

  (ii)
  reviewed certain publicly available historical business and financial information related to Martek, including Martek's public filings and historical market prices and trading volumes for Martek Common Stock;

  (iii)
  reviewed certain internal financial statements and other financial and operating data of Martek provided by the management of Martek;

  (iv)
  reviewed certain internal financial projections relating to Martek under two alternative business scenarios prepared by the management of Martek (referred to as "Case 1 Projections" and "Case 2 Projections"), and discussed with the management of Martek its assessments as to the relative likelihood of achieving the future financial results reflected in such cases;

  (v)
  held discussions with the management of Martek relating to the past and current operations and financial condition and prospects of Martek;

  (vi)
  reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses which we deemed relevant in evaluating Martek;

  (vii)
  reviewed certain publicly available financial information relating to selected transactions; and

  (viii)
  conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

        In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to us by Martek or its representatives or otherwise reviewed by us. With respect to financial projections relating to Martek utilized in our analyses, we have assumed, with your consent, that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of Martek as to the future operating and financial performance of Martek under the alternative business scenarios reflected in the Case 1 Projections and the Case 2 Projections and we have relied upon the assessments of the management of Martek that the future financial results reflected in the Case 1 Projections are more likely to be achieved. We assume no responsibility for and express no view or opinion as to such financial projections or the assumptions on which they are based. We have relied, without independent verification and with your consent, upon the assessments of the management of Martek as to Martek's existing and future products and technology (including, without limitation, the timing and probability of successful development, testing and/or marketing of such products and technology, approval thereof by appropriate governmental authorities, the validity and life of patents relating thereto and the potential impact of generic competition thereon) and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. In connection with our opinion, we considered the selected precedent transactions that we reviewed to lack sufficient comparability due to various factors and circumstances that distinguish Martek from the target companies involved in such transactions and, accordingly, did not rely upon this analysis in reaching our opinion.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Martek or the Transaction. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation as to what course of action the Board or Martek should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by Martek to engage in the Transaction, including in comparison to other strategies or transactions that might be available to Martek or in which Martek might engage. In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the possible acquisition of all or a part of Martek; however, prior to the date hereof and at Martek's direction, we held discussions with certain parties that had approached Martek regarding a possible transaction. This opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Martek Common Stock in the Offer or how any stockholder should act on any matter relating to the Transaction. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Transaction, or any class of such persons or any other party, relative to the Consideration or otherwise. We also are not expressing any opinion as to the prices at which Martek Common Stock may trade at any time.

        In addition, we do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that Martek obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that the Transaction will be consummated in accordance with the terms and conditions set forth in the Agreement and related documents and that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Agreement will be obtained without adverse effect on Martek or the Transaction. We also have assumed, with your consent, that the final executed Agreement will not differ in any material respect from the draft reviewed by us.

        Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction by holders of Martek Common Stock (other than DSM, Merger Sub and their respective affiliates). Our opinion does not address any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Martek Common Stock (other than DSM, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,
ALLEN & COMPANY LLC
By:	/s/ ROBERT F. LOWE Robert F. Lowe Managing Director